Issuer Free Writing Prospectus dated 11/29/19

Filed pursuant to Rule 433 under the Securities Act of 1933

Relating to the Preliminary Prospectus dated 11/26/19 filed with

Registration Statement No. 333-234571

Initial Public Offering NASDAQ: FLRZ We Build & Maintain Beautiful Commercial Floors

2 While we have taken steps to present accurate information in this presentation, there may be changes in circumstances or assumptions not captured since its composition . Except for historical information presented in this slide show, any forward - looking statements involve risks and uncertainties . Forward - looking statements may be identified by the use of forward - looking terminology such as “may,” “can,” “will,” “could,” “should,” “project,” “expect,” “plan,” “predict,” “believe,” “estimate,” “aim,” “anticipate,” “intend,” “continue,” “potential,” “opportunity” or similar terms, variations of those terms or the negative of those terms or other variations of those terms or comparable words or expressions . These forward - looking statements are based on our current expectations, estimates and assumptions and are subject to certain risks and uncertainties that could cause actual results to differ materially from our current expectations, estimates and assumptions and such statements . We caution the reader or viewer that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward - looking statements as a result of various factors, including, but not limited to, the risk factors discussed in the filings that F 5 Finishes, Inc . makes with the Securities and Exchange Commission, which you are urged to review for more information . We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions, or circumstances on which any such statements are based . The information presented does not present all information which a reader might consider material . Non - GAAP Financial Measures This presentation presents EBITDA, consisting of income before income taxes plus depreciation and amortization, and interest expense, and Adjusted EBITDA, consisting of EBITDA with increases or decreases in compensation to be paid to the owners of the Founding Companies once they become our employees as a result of new compensation plans being put in place for them . These financial measures are not computed in accordance with U . S . generally accepted accounting principles (“GAAP”) and are shown because the Company believes these figures provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and operating results . A reconciliation of EBITDA and Adjusted EBITDA to net income is provided in this presentation . The Company’s calculation of EBITDA and Adjusted EBITDA may differ from methods used by other companies . Additional Information This free writing prospectus highlights basic information about us and the offering . Being a summary document, it does not contain all the information that you should consider before investing . We have filed a registration statement (including a preliminary prospectus) on Form S - 1 with the SEC for the offering to which this free writing prospectus relates . The registration statement has not yet become effective . Before you invest, we encourage you to read the current preliminary prospectus, dated November 26 , 2019 , in the registration statement (including but not limited to the risk factors described therein) and other documents that we have filed or may file with the SEC for more complete information about us and the offering . You may get these documents for free by visiting https : // www . sec . gov/cgi - bin/browse - edgar?company=F 5 +Finishes&owner=exclude&action=getcompany on the SEC web site . Alternatively, we or the lead book - runner for this offering, Maxim Group LLC, will arrange to send you the current preliminary prospectus, if you contact Maxim Group LLC, Prospectus Department, 405 Lexington Ave . , New York, NY, 10174 ; Telephone : (212) 895 - 3745 , Email : syndicate@maximgrp . com . Disclaimer Initial Public Offering

3 Initial Public Offering – Summary of Key Terms Issuer Ticker / Listing Shares Offered Price Range Offering Size Over - Allotment Option Use of Proceeds Lock – Up Period Expected Pricing Bookrunners Co - Managers F5 Finishes, Inc. (“F5 Finishes” or “F5”) FLRZ / NASDAQ 4 million shares (100% primary) $9.00 - $11.00 $40 million 15% (45 days, 100% primary) $15.7 million cash portion of the acquisition of six Founding Companies, $ 2 million repayment of promissory bridge notes, fees & expenses and for general corporate purposes, including to fund future acquisitions 1 year for the Company, founders, all executive officers, directors & certain existing shareholders Week of January 27, 2020 Maxim Group LLC and Zelman Partners LLC Sanders Morris Harris LLC Initial Public Offering

Presenters – Executive Management Team

Background

Michael Patton
President & CEO

- 30 + Years experience
- Founder and CEO of F5 Founding Companies DSB+ and Premier Maintenance Group, California commercial flooring solutions providers
- As Partner, grew and successfully sold carpet mill Monterey Carpets, Inc. to Tandus / Tarkett
- Founded and sold The Patton Group, an Independent Commercial Flooring Manufacturer's Rep Group
- An early champion - and Starnet Advisory Board Leader - in advancing commercial flooring maintenance services as an industry growth avenue

Mark Wilson
CFO

- 30+ years experience
- Former CFO to commercial and residential real estate investment, management, development and construction companies
- Led financial and reporting integration of acquired companies in excess of $1.8 billion
- Held senior finance positions in large, financially-driven multi billion dollar enterprises, navigating change and growth:
  - Maxxam, Inc. (publicly traded Fortune 500 company)
  - GlenFed Development (sub of public parent)
  - Westfield Corporation (private REIT)
- Active CPA; began career as Senior and Staff Auditor for Price Waterhouse (now PwC)

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Initial Public Offering Company Overview

Initial Public Offering 6 Select F5 Projects

Initial Public Offering 7 Select F5 Projects

Initial Public Offering 8 Select F5 Projects

Initial Public Offering 9 Select F5 Projects

Select F5 Projects Initial Public Offering 10

F5 Overview Broad Geographic Reach F5 Overview • We believe F5 will be the first pure - play publicly traded commercial flooring services provider • Top 10 Company in the Industry post - IPO (1) – Over $ 115 million of LTM revenue and $7 million of LTM EBITDA • Management and directors will own 38% of equity post - IPO (2) • Our highly fragmented industry is primed for consolidation by our seasoned industry operators – Over 150 years of collective business experience – Thirteen off - market deals under NDA • Decentralized local branches with corporate support Profitable During Great Recession Top - 10 (1) Market Share F5 operates in markets with more than 50 million people and 24 million jobs (3) Key Operating Highlights F5 office or warehouse location Cash Flow Positive & Profitable Post - IPO (1) Based on management estimates ; (2) Post - IPO F5 common stock ownership of executive officers and directors and the stockholders and equity interest holders of the Founding Companies and their immediate family members; (3) U.S. Census Bureau, U.S. Bureau of Labor Statistics, Moody’s Analytics 11

Commercial Flooring Supply Chain Evolution 12 The Industry has consolidated around commercial flooring contractors, making it difficult for any one flooring contractor to serve a single large project Today Consolidation balances both sides of the supply chain, driving higher margins and growth opportunities Future F5 Replaces Fragmented Contractors with a Consolidated Single - Source Solution Manufacturers General Contractors & End - Users The industry was made up of many small players in each segment of the value chain, making it easy for commercial flooring contractors to serve both sides Circa 1980 General Contractors & End - Users Sales Installation Maintenance Manufacturers Sales Installation Maintenance General Contractors & End - Users Manufacturers Thousands of local and regional contractors consolidate into larger GC’s 500+ carpet mills consolidate into a few large manufacturers Initial Public Offering

Initial Public Offering Investment Highlights

Investment Highlights 14 We Believe F5 Will B e the First Pure - Play Public Company in a Highly Fragmented Industry Diversified Revenue Channels and Customer Base Resilient Through Economic Cycles Meaningful Organic Growth Opportunities Highly Efficient and Scalable Operations Clear Strategy for Value - Enhancing Acquisitions Profitable, Cash - Flowing Business Model Board of Directors with Significant Industry Experience Incremental Margin Enhancement Initial Public Offering

2,100 More than 2,100 commercial flooring contractors operating from 2,500 locations (1) <10% >90% Aggregate market share of top - 10 commercial flooring contractors is less than 10% (2) More than 90% of the commercial flooring contractor market outside of the top - 10 players (2) 2% 15 Value of F5 Consolidation to Flooring Manufacturers Value of F5 Consolidation to Flooring Customers • Strong relationships with the largest manufacturers • Account for a meaningful portion of flooring volume • Lowers cost of sales with fewer flooring contractors to service • Lowers credit risk vs. industry at large • F5 will be a full service ‘one - stop - shop’ eliminating the need to search for and manage multiple flooring contractors • Timely delivery and quality installation of flooring ensures projects remain on schedule • Local - market customer service with corporate backing • Industry leading experience installing and maintaining all commercial flooring types No single commercial flooring contractor has more than 2% market share (2) (1) Based on estimates from Starnet Worldwide Commercial Flooring Partnership; (2) Based on management estimates First Pure - Play Public in a Highly Fragmented Industry

$7.1 $7.3 6.4% 6.3% 2018 LTM 9/30/19 16 Profitable, Cash - Flowing Business Model • Well defined flooring replacement life cycle • Recurring revenue with high share of repeat customers of approximately 78% • Significant F5 sales backlog of $46 million • Highly variable cost structure • Asset - light • Minimal inventory risk exposure • Pass - through material cost structure Business Model Highlights (1) 0.4% 73.0% 78.4% CapEx % Sales Variable Costs Repeat Customers ~ ~ Adj. EBITDA and Margin ($M) (3) Outperforming industry average margin; ability to scale (1) For the fiscal year ended December 31, 2018; (2) Percentage of top - 250 customers that were repeat customers in 2018; (3) Adjusted to normalize Founding Company executive salaries and eliminate expenses of a personal nature paid or reimbursed by Founding Companies that will not be paid or reimbursed by F5 (2)

15 Largest 32% Others 68% Corporate TI 49% Multifamily 18% Healthcare / Fitness 17% Hospitality / Retail 10% Education 7% 17 Diversified Revenue Channels & Customer Base End Markets (2) Customer Concentration (1) F5 Finishes has a broad revenue base of over 1,000 existing customers with no single customer accounting for more than 4% of combined revenues in 2018 Repeat Customers 78% New Customers 22% Customer Base (3) (1) Based on 2018 revenue; (2) Based on revenues for the nine months ended 9/30/2019; (3) For year - ended 12/31/2018 of the top - 250 customers Corporate TI Multifamily Healthcare / Fitness Hospitality / Retail Education

Finite flooring lifespan (7 - 10 years) 74% of revenues from replacement business 87 billion square feet of existing commercial space (1) Asset - light business model with limited CAPEX Tenant Improvements are a cornerstone of F5’s business, representing 49% of revenues (2) (1) U.S. Energy Information Administration Commercial Buildings Energy Consumption Survey (CBECS) released March 4, 2015 and revised December 20, 2016, as of year - end 2018; The Center for Sustainable Systems at the University of Michigan, 2018; (2)For the nine months ended 9/30/2019 18 We believe the appetite for replacement flooring in existing buildings will decline less than the residential flooring market demand during economic downturns Resilient Through Economic Cycles

(1) For the most recent economic recession. U.S. Census Bureau; Dodge Data & Analytics (2) U.S . Census Bureau; Dodge Data & Analytics Non - Res Construction Less Volatile Than Residential (1) Non - Residential Starts Still Below Historic Averages (2) $0 $100 $200 $300 $400 $500 $600 $700 $800 Construction Spending Seasonally Adjusted Annual Rate in Billions of Dollars Residential Lodging, Office, Commercial, Healthcare, Education, Religious 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Non - residential Starts (sq. feet in millions) Average Cyclical Peak: 1,548 (33% above 2018 level) Long - term Average: 1,271 (9% above 2018 level) Average Cyclical Trough: 878 (25% below 2018 level) 19 Resilient Through Economic Cycles cont’d. 42.1% decline vs 65.2% during the Great Recession (1) Recession - resistant and outperforms in an economic recovery

Meaningful Organic Growth Opportunities 20 Expand service offerings of higher margin products and cross - selling specialty services Increase margins and enhance operating leverage Leverage size to create efficiencies and capture new opportunities Deploy system - wide flooring maintenance programs Implement system - wide best practices Implement national installation and maintenance contracts Initial Public Offering

Highly Efficient and Scalable Operations 21 We believe that greater scale will increase our purchasing power and negotiating strength with both customers and suppliers Centralized corporate support 4 3 5 2 1 6 National scale capabilities Local branches, installation and assured reliability services Variable cost structure enables operational flexibility Operational leverage Pricing, p urchasing power and supply assurance Initial Public Offering

Clear Strategy for Value Enhancing Acquisitions 22 Methodical Acquisition Approach ▪ Access to additional capital and scale to grow through acquisitions ▪ Public listing to facilitate & enable scaled platform First Mover Advantage ▪ Ability to explore congruent opportunities to existing business ▪ Platform acquisitions in new markets & broaden service/product offerings ▪ Breadth of service offerings opens up sales channel penetration Private - to - Public Arbitrage ▪ Lack of institutional ownership leads to pricing inefficiencies ▪ Target businesses with limited exit options Selective Pipeline ▪ Opportunity for revenue and cost synergies by creating a diversified commercial flooring platform ▪ Unique relationships with Starnet & Fuse will enhance ability for platform and bolt - on acquisitions ▪ Significant operational expertise Initial Public Offering

Acquisition Sourcing

- Over 2,100 companies within a $25 billion industry
- Aging ownership demographics with limited exit options
- F5's management are seasoned owner-operators with long term relationships with peers
- Former leadership positions within the two largest industry trade groups, Fuse and Starnet, provide potential acquisition opportunities
- Public market platform provides competitive advantage for future acquisitions
- Consolidation opportunity led by industry insiders with first-mover advantage and access to off-market transactions
- Mutually aligned interests with target acquisitions

Leadership positions with the Fuse and Starnet industry trade groups provides F5 with ample acquisition opportunities

	Members	States	Revenue Represented
starnet worldwide COMMERCIAL FLOORING PARTNERSHIP	184	49	$3.0B
fuse COMMERCIAL FLOORING ALLIANCE	116	46	$1.7B

Current acquisition pipeline includes 13 companies under NDA


Existing regions where F5 operates
State where F5 has NDA in place

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Incremental EBITDA Margin Enhancement 24 Once public, F5 will be able to optimize synergies through scale and operational efficiencies to incrementally drive EBITDA margins of future potential acquisition targets EBITDA Margin Expansion INCREASING MARGIN Industry Average Today Scale leads to purchasing rebates driving down COGS Implement higher margin service/product offerings Disciplined project pricing strategy leads to higher margin projects Enhance direct end - user relationships and cross/up - sell services Ability to bond and target larger projects as a result of balance sheet strength Margin Expansion → Enhanced V aluation… Initial Public Offering

Board of Directors with Significant Industry Experience

Jeanne Matson *Lead Director Elect*	▪ President & CEO of Starnet Worldwide Commercial Flooring for 13 years until May 2019 ▪ Previously worked at Procter & Gamble for over 25 years in roles of increasing responsibility, including VP of Retail Marketing for the U.S.
Steven P. Colmar *Director & Co-founder*	▪ President and co-founder of Business Ventures Corp., a research and private equity firm and co-founder of F5 Finishes, Inc. ▪ Director / co-founder of The Joint Corp. (NASDAQ: JYNT) until March 2017 ▪ Co-founder and member of group responsible for the creation and IPO of Quanta Services, Inc. (NYSE: PWR) in 1998 , Trans-India Acquisition Corp. in 2007, and Digital Music Group, Inc. in 2006, a NASDAQ-listed company before its merger with Orchard Enterprises
Mary Jo Eaton *Nominating Committee & Governance Chair Elect*	▪ President Emeritus of CBRE Group, Inc. (NYSE: CBRE) and a member of its global client care team ▪ Served in various executive and management roles across CBRE's regions and business functions ▪ Has 30 years of commercial real estate experience
Richard Kerley *Audit Committee Chair Elect*	▪ Director of Cavco Industries, Inc. (NASDAQ: CVCO), Providence Service Corp. (NASDAQ: PRSC), and former director of The Joint Corp. (NASDAQ: JYNT) ▪ Over 30 years at Deloitte & Touche, most recently as audit partner to public and private companies
Glenn Krevlin *Compensation Committee Chair Elect*	▪ Founded Glenhill Capital Advisors LLC serving as managing partner, principal, and portfolio manager ▪ Board member of Design Within Reach, Inc., a subsidiary of Herman Miller, Inc. (NASDAQ: HMLR), The Joint Corp. (NASDAQ: JYNT), Centric Brands Inc. (NASDAQ: CTRC), former board member of Restoration Hardware, Inc. while the company was publicly traded on NASDAQ (RSTO) ▪ Former partner and portfolio manager at Cumberland Associates
Mark O. Decker *Director Elect*	▪ Currently serves as Real Estate Capital Markets Advisor Board member of Jernigan Capital (NYSE: JCAP) ▪ Former Vice Chair of BMO Capital Markets and head of U.S. real estate investment and corporate banking ▪ Former executive at Morgan Keegan, Robert W. Baird, and Ferris Baker Watts ▪ President and principal spokesman of the REIT industry and NAREIT from 1985 to 1997

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Initial Public Offering Financial Overview

Key Financial Metrics and EBITDA Reconciliation

($ in thousands)	For the Nine Months Ended September 30,		For the Year Ended December 31,
Income Statement	**2019**	**2018**	**2018**
	Pro Forma (Unaudited)	Pro Forma (Unaudited)	Pro Forma (Unaudited)
Revenues	$86,611	$82,355	$111,297
Cost of Revenues	63,418	60,714	81,394
Gross Profit	23,193	21,641	29,903
Gross Margin %	*26.8%*	*26.3%*	*26.9%*
Operating Expenses			
Selling, General & Administrative	18,157	16,878	23,157
Depreciation & Amortization	2,880	2,878	3,840
Operating Income	2,156	1,885	2,906
Operating Income *Margin %*	*2.5%*	*2.3%*	*2.6%*
Other Expense	415	503	722
Income Before Provision for Income Taxes	1,741	1,382	2,184
Provision for Income Taxes	479	380	601
Net Income	$1,262	$1,002	$1,584
(+) GAAP Interest Expense	610	641	878
(+) GAAP Depreciation and Amortization Expense	2,880	2,878	3,840
(+) GAAP Provision for Income Taxes	479	380	601
EBITDA	5,231	4,901	6,902
(+) Compensation Adjustment[(1)]	40	170	208
Adjusted EBITDA	$5,271	$5,071	$7,110
Adjusted EBITDA *Margin %*	*6.1%*	*6.2%*	*6.4%*
CAPEX	537	264	492
CAPEX % of Revenues	*0.6%*	*0.3%*	*0.4%*

(1) Adjustment to normalize all salaries of Founding Company executives to annual base salary of $250,000 pursuant to employment agreements entered into as a part of Combination Agreements; elimination of expenses of a personal nature that were paid or reimbursed by Founding Companies on behalf of Founding Company executives that will not be paid or reimbursed by F5 Finishes following the combinations; the elimination of other non-recurring income or expenses that will not be paid by F5 Finishes following the combinations

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Pro Forma Condensed Balance Sheet & Capitalization 28 ($ in thousands) As of September 30, 2019 Pro Forma (Unaudited) Total Cash $22,939 Other Current Assets 34,122 Goodwill 20,011 Intangible Assets 16,160 Property & Equipment 2,155 Other Assets 453 Total Assets $95,840 Other Current Liabilities 15,471 Deferred Tax Liability 4,444 Current Portion of Long Term Debt 8,553 Long Term Debt 7,039 Total Liabilities $35,507 Total Stockholders' Equity 60,333 Total Liabilities & Stockholders' Equity $95,840 Total Capitalization $75,804 Working Capital 33,038 Initial Public Offering

Investment Highlights 29 We Believe F5 Will Be the First Pure - Play Public Company in a Highly Fragmented Industry Diversified Revenue Channels and Customer Base Resilient Through Economic Cycles Meaningful Organic Growth Opportunities Highly Efficient and Scalable Operations Clear Strategy for Value - Enhancing Acquisitions Profitable, Cash - Flowing Business Model Board of Directors with Significant Industry Experience Incremental Margin Enhancement Initial Public Offering

Initial Public Offering Appendix

The Founding Companies 31 Operators with complementary operations that will be receiving 54% of acquisition consideration in the form of F5 common stock Key Key HQ Tampa, FL Founded 1991 End - Markets Corporate TI Education Hospitality / Retail LTM Revenue $14M HQ Beltsville, MD Founded 1977 End - Markets Corporate TI Hospitality / Retail Multifamily LTM Revenue $18M HQ Livermore, CA Founded 1997 End - Markets Corporate TI Education Hospitality / Retail LTM Revenue $34M HQ Los Angeles, CA Founded 1998 End - Markets HC / Fitness Corporate TI Education LTM Revenue $20M HQ Fairfield, NJ Founded 2001 End - Markets Multifamily Corporate TI Education LTM Revenue $28M HQ Livermore, CA Founded 2010 End - Markets Corporate TI Education Hospitality / Retail LTM Revenue $2M Note: LTM revenues as of 9/30/19

Product and Service Offerings Cost Estimation & Sales Procurement Logistics Project Management Installation Maintenance • Provide customers with precise “all - in” cost estimates • Varied approaches to projects based on customer needs • Sales staff enhance market penetration and develop new markets • Guide customers through flooring selection process • Vast library of flooring samples and product offerings • Purchase flooring from nationally - recognized manufacturers on an “as - needed” basis • Coordinate timely transportation of flooring • Transport all project materials and equipment to jobsite • Facilitate disposal or recycling / reclamation process of flooring • Project management for all flooring types and applications • Coordinate all phases of the installation process • Work with customers and their contractors / designers to ensure smooth installation process • Professional installation of hard and soft flooring surfaces - Carpet - Ceramic - Concrete - Sports surfaces - Stone - Vinyl - Wood • Subfloor repair and leveling • Moisture remediation • Regularly scheduled preventative maintenance & repairs • Extends flooring life & appearance • Maintenance contracts = recurring revenues F5 is the complete single - source commercial flooring solutions provider with end - to - end project management, installation and maintenance capabilities 32 Initial Public Offering